HOLLINGER INC.

                             PRESS RELEASE

                            RIGHTS OFFERING

          Toronto, Canada, May 19, 1999 -- Hollinger Inc. ("Hollinger") (TSE, ME, VSE: HLG.C, NASDAQ: HLGCF) announced today that, subject to regulatory approval, it intends to proceed with a retractable common share rights offering to its shareholders to raise up to approximately Cdn. $115 million. The Ravelston Corporation Limited (which indirectly owns approximately 63% of Hollinger's retractable common shares) intends, subject to market conditions, to subscribe for its pro rata share of the rights offering (approximately Cdn. $73 million).

          Each registered holder of retractable common shares on the record date will be entitled to one right for each share held. Five rights will entitle the holder to purchase one retractable common share at a subscription price of Cdn. $17.50. Holders who exercise their rights in full will be entitled to subscribe for additional retractable common shares, if any remain available, on a pro rata basis.

          The proceeds of the rights offering will be used to repay bank indebtedness.

          The record date and expiry date for the rights offering will be announced as soon as all regulatory approvals have been obtained.

          Hollinger is a Canadian-based international newspaper company that through its subsidiaries is engaged primarily in the publishing, printing and distribution of newspapers and magazines in the United Kingdom, the United States, Canada and Israel.

          For further information please call:

J. A. Boultbee                        Peter Y. Atkinson
Executive Vice-President and CFO      Vice-President and General Counsel
Hollinger Inc.                        Hollinger Inc.
(416) 363-8721                        (416) 363-8721